Contact:
Rick Stewart Chief Executive Officer Amarin Corporation plc Phone: +44 (0) 20 7907 2440 Email: investor.relations@amarincorp.com	Ian Garland Chief Financial Officer Amarin Corporation plc Phone: +44 (0) 20 7907 2444

AMARIN CORPORATION REPORTS THIRD QUARTER 2003
FINANCIAL RESULTS

Permax® generic competition and continuing wholesaler de-stocking reduce revenues to $4.6 million from $15.2 million

Subsequent to the end of the quarter, the sale of Amarin Development AB for approximately $15 million

Agreement in-principle with Elan to extend debt repayment deadline, if required, to
March 31st, 2004

LONDON, United Kingdom, December 4th, 2003—Amarin Corporation plc (NASDAQ: AMRN) today reported revenues for the third quarter of 2003 of $4.6 million, a decrease of 70% compared with revenues of $15.2 million in the third quarter of 2002. For the quarter, net loss was $5.8 million or $0.32 per American Depositary Share (ADS), versus a net loss of $2.2 million or $0.22 per ADS for the third quarter ended September 30th, 2002. The 2002 third quarter net loss included a $4.8 million charge relating to the withdrawal of Phrenilin CC and benefited from a $2.5 million exchange gain (2003 third quarter $zero).

For the nine months ended September 30th, 2003 total revenues decreased 81% to $10.4 million compared with $55.0 million for the same period in 2002. This reflects the continuing impact of generic competition to Permax® combined with wholesaler de-stocking across the whole product range.

During the third quarter, the Company experienced an additional generic competitor to Permax and further reductions in inventory levels at wholesalers. The decrease in revenues was in line with expectations and, as reported in the second quarter results, will continue through the remainder of 2003. Permax sales declined from $9.0 million in the third quarter of 2002 to $0.4 million in the current quarter.

Other revenues fell to $4.2 million in the current quarter from $6.2 million in the same quarter of 2002. Third quarter 2003 primary care products sales revenue fell to $2.7 million from $3.6 million in the same quarter of 2002, due primarily to reductions in wholesaler inventories which is expected to continue into the fourth quarter. Third quarter 2003 revenues at Amarin Development declined from $1.5 million to $1.4 million compared with the same period last year.

Total operating expenses, at $8.8 million for the third quarter 2003, are down 1% compared with the same quarter in 2002. The net decrease is primarily due to increased pre-approval costs of Zelapar™ (selegiline orally disintegrating tablets) offset by reductions in amortization arising from the end of 2002 impairment charge to Permax.

Amarin also announced that it has received clarification of the requirements of the U.S. Food and Drug Administration (FDA) to address the items in the approvable letter for Zelapar. As a result, discussions continue with the FDA to finalize protocols and initiate two safety studies in healthy volunteers, not addressing efficacy of the product, following which a complete response to the approvable letter will be submitted. Depending on study results and FDA review timing, submission of a complete response to the approvable letter could occur in mid 2004, with possible approval of Zelapar around 2004 year end. Timing of the studies could also be affected by Amarin's financial position, as discussed below.

Subsequent to the end of the quarter, Amarin has announced the sale of its Swedish drug delivery business, Amarin Development AB (ADAB), to Watson Pharmaceuticals, Inc. The total consideration for the sale was approximately $15 million to settle inter-company debts and acquire the stock of ADAB. At closing, $13.5 million of the cash consideration was received and $1.5 million is now held in escrow, to be paid out over three instalments within the next 12 months upon the satisfaction of certain contingencies. A gain on disposal will be recorded in the fourth quarter. The sale of ADAB is tax-exempt and thus does not give rise to a tax charge.

As previously announced, the Company is seeking a buyer for its primary care portfolio and while progress has been made, no definitive transaction has been entered into for the sale of all or part of these products. The Company intends to continue those efforts and is additionally considering the divestment of its rights in one or more of its marketed and development products in neurology, its core area of focus. The Company has retained SG Cowen, investment bankers, to advise it on maximising shareholder value, potentially including a sale of the Company as a whole.

Under the terms of the debt restructuring agreement with Elan announced in August, approximately $11 million of the proceeds from the sale of ADAB was to be applied in part payment of the outstanding debt obligations due to Elan. After that part payment, a further amount, approximately $19 million, was due to Elan to satisfy the minimum $30 million that must be paid by the end of the year.

The Company has agreed in-principle with Elan that, if the $30 million minimum payment is not made by December 31st, 2003, the present year-end deadline for debt repayment will be extended to March 31st, 2004 in consideration of the payment to Elan of interest (calculated at 1% per month on the outstanding balance) and a one-off payment to Elan of $1.5 million.

Adding the consideration for an extension, should it be required, the Company's minimum payment of principal to Elan rises to $31.5 million on or before March 31st, 2004. Elan has also agreed in-principle that the Company can retain a further $2 million per month for the first three months of 2004 from the net proceeds from the sale of ADAB in order to fund the Company's operating deficit through the first quarter of 2004. Draw down of these funds will be subject to the Company demonstrating to Elan's satisfaction that the Company has a reasonable prospect of consummating a transaction to settle the Elan debt by March 31st, 2004.

The following table summarises the financial obligations due to Elan:

	If Settled By:
$ million	December 31st 2003	March 31st 2004
Minimum payment due to Elan	30.0	31.5
Proceeds from sale of ADAB	(11.1)	(11.1)
Retained to fund operating deficit in Q1 2004		6.0

Further funds required to settle debt	18.9	26.4

At the current time, the Company has cash sufficient to fund its operations only through the end of 2003 and with the additional funds from the sale of ADAB through the first quarter of 2004. Unless an asset sale or other transaction can be concluded prior to March 31st, 2004 the Company will be unable to continue as a going concern and as a result would be unable to fund the continued development of Zelapar. In addition, in that event, the full amount of debt and deferred payments due to Elan will become due and payable upon demand and Elan will have full rights as a secured creditor and the right, subject to the receipt of shareholder and other approvals, to convert all or part of its debt and deferred payments into the Company's ordinary shares at the then-current market price of the Company's ADSs.

The financial results for the third quarter 2003 reported above do not reflect the adjustments that would be required should the Company cease to be a going concern.

''We are pursuing all possible alternatives which will allow Amarin to meet its obligations to Elan and continue the progress toward approval of Zelapar,'' commented Rick Stewart, Amarin's chief executive officer. ''We are pleased that the divestment of ADAB was consummated on favourable terms and timing. Uncertainties in our sector, combined with a more protracted selling process than we originally anticipated, have resulted in a delay of the sale of our remaining non-core assets. Given Amarin's financial situation, we have expanded the scope of our asset disposal activities, and have retained SG Cowen to assist us in rapidly pursuing a transaction to maximize shareholder value concluded Mr. Stewart.

Mr Stewart and other members of Amarin's management team will participate in a conference call to discuss the quarterly results and the Company's current condition at 9:00 AM EST Thursday December 4th, 2003. The conference call can be accessed by dialling +1 888 896 0863 (tollfree) in the U.S. or +1 973 582 2703 (toll) elsewhere.

Permaxt® (pergolide mesylate tablets) is a dopamine receptor agonist indicated as adjunctive therapy in the management of Parkinson's disease. Zelapar® (selegiline orally disintegrating tablets), an MAO-B inhibitor, is a potential adjunct therapy for Parkinson's disease.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. Amarin has eight pharmaceutical products on the US market along with a development pipeline that includes two late-stage candidates: Zelapar™ (selegeline orally disintegrating tablets), for Parkinson's disease and LAX-101, a proprietary compound for Huntington's disease.

For press release and other Company information, visit our web site at http://www.amarincorp.com

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, the ability of the Company to continue to fund its operations and product development as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2002 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.